As filed with the Securities and Exchange Commission on January 30, 2002

                                                     Registration Nos. 333-76778
                                                                        811-9065
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                         PHL VARIABLE INSURANCE COMPANY
                               (Name of Depositor)

                                  ------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                                  ------------

                               Tracy L. Rich, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                                  ------------

                                    Copy to:
                             Richard J. Wirth, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056

                                  ------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is relying on the exemptive relief provided by Rule 6e-3(T) under the Investment Company Act of 1940 and the relief granted to separate accounts issuing variable contracts by Section 27I of the Investment Company Act of 1940.

Title of Securities being registered: Flexible Premium Survivorship Variable Universal Life policies


Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.

[ ] Check if it is proposed that this filing will become effective on (date) at
    (time) pursuant to Rule 487.

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


                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

Section 33-779 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-778, inclusive".

Article III, Section 14 of the By-laws of the Company provides that: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION PURSUANT TO SECTION 26(e) UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940.

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.


                                      II-1
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                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement is comprised of the following papers and documents:

    The facing sheet.

    The prospectus describing PHL Variable Insurance Company Policy Form V612 ("Phoenix Edge - SVUL") is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-76778) on January 15, 2002
    [Accession Number 0000949377-02-000019].

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation pursuant to Section 26(e) under the Investment Company Act of 1940.

    The signature page.

    Written consents of the following:

         (a)  Richard J. Wirth, Esq. to be filed by amendment.

         (b)  PricewaterhouseCoopers LLP, to be filed by amendment.

         (c)  Actuarial Consent, to be filed by amendment.

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the Account is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
              [Accession Number 0000949377-98-000129]

         (2)  Not Applicable.

         (3)  Distribution of Policies:

              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated December 31, 1996 is incorporated by reference to Edgar filing on Form N-4 (File No. 33-37376, Post-Effective Amendment No. 3) on April 30, 1997.
                   [Accession Number 0000949377-97-000054]

              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Edgar filing on Form S-6/A (File No. 333-12989 Pre-effective Amendment No. 2) for the Phoenix Life and Annuity Variable Universal Life Account, on November 4, 1997.
                   [Accession Number 0000949377-97-000129]

              (c)  Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policy.

              Flexible Premium Survivorship Variable Universal Life Insurance Policy Form Number V612 of Depositor to be filed by amendment.

         (6) (a) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company as filed with the Connecticut Secretary of State effective May 31, 1994 is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-81458) on January 28, 2002.
                   [Accession Number 0000949377-02-000050]

              (b) By-Laws of PHL Variable Insurance Company are incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-81458) on January 28, 2002.
                   [Accession Number 0000949377-02-000050]

         (7)  Not Applicable.

         (8) (a) Participation Agreement(s) between PHL Variable Insurance Company and Wanger Advisors Trust is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
                   [Accession Number 0000949377-98-000129]

              (b) Participation Agreement between PHL Variable Insurance Company and Franklin Templeton Distributors, Inc. is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
                   [Accession Number 0000949377-78-000129]

              (c) Participation agreement between PHL Variable Insurance Company, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. to be filed by amendment.

              (d) Participation agreement between PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp. to be filed by amendment.

              (e) Participation agreement between PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. to be filed by amendment.

              (f) Participation agreement between PHL Variable Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated to be filed by amendment.

              (g) Participation agreement between PHL Variable Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation to be filed by amendment.

              (h) Participation agreement between PHL Variable Insurance Company, Morgan Stanley Dean Witter Universal Funds, Inc., Miller Anderson & Sherrerd, LLP and Morgan Stanley Dean Witter Investment Management, Inc. to be filed by amendment.

         (9)  Not Applicable.

         (10) Form of application for Phoenix Edge - SVUL to be filed by amendment.

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-98-000129]

2. Opinion of Counsel of Depositor regarding the legality of the securities being registered, see Exhibit 7.

3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.  Not Applicable.

5.  Not Applicable.

6.  Consent of PricewaterhouseCoopers LLP to be filed by amendment.

7.  Opinion and Consent of Richard J. Wirth, Esq. to be filed by amendment.

8.  Consent of Actuary to be filed by amendment.

9. Illustrations of Death Benefits, Policy Values ("Account Values") and Cash Surrender Values. to be filed by amendment.


                                      II-3
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, PHLVIC Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 30th day of January, 2002.

                                         PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                         --------------------------------------

                                                      (Registrant)

                                     By:      PHL VARIABLE INSURANCE COMPANY
                                              ------------------------------
                                                       (Depositor)

                                     By:            /s/ Simon Y. Tan
                                        ----------------------------------------
                                                 *Simon Y. Tan, President

  ATTEST:             /s/ Emily J. Poriss
         ------------------------------------------
            Emily J. Poriss, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 30th day of January, 2002.

                SIGNATURE                    TITLE
                ---------                    -----

                                             Director
----------------------------------------
           **Carl T. Chadburn

                                             Director and Chairman of the Board
----------------------------------------
          *Robert W. Fiondella

                                             Director, Senior Vice President
----------------------------------------
           *Joseph E. Kelleher

                                             Director, Executive Vice President,
----------------------------------------     Chief Investment Officer
          *Philip R. McLoughlin

                                             Director, Executive Vice President,
----------------------------------------     Chief Financial Officer
           *David W. Searfoss

                                             Director and President
----------------------------------------
              *Simon Y. Tan

            /s/ Dona D. Young                Director, Executive Vice President
----------------------------------------
              Dona D. Young

By:         /s/ Dona D. Young
   ----------------------------------------------
* Dona D. Young as Attorney-in-Fact pursuant to Powers of Attorney incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998. [Accession Number 0000949377-98-000129]
** Dona D. Young as Attorney-in-Fact pursuant to Power of Attorney and incorporated by reference to Edgar filing on Form S-1 (File No. 333-55240) on February 8, 2001. [Accession Number 0000949377-01-0000029]

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